Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated March 28, 2008
Relating to Preliminary Prospectus dated October 29, 2007
Registration Statement No. 333- 144162
Living the Vision
2007 Annual Report
Symetra Financial Corporation

Our Vision: To be a highly trusted, go-to company for financial institutions, general agents and advisors, benefit brokers and third-party administrators who believe in simple to understand, long-term promises kept on their customers’ behalf. We grow profitably by leading our industry to better customer value.

Contents
2	Financial Highlights
3	Letter to Stockholders
6	Group Insurance
9	Life & Annuities
14	Enterprise Risk Management
17	Financials
26	Company Information
SYMETRA FINANCIAL 2007 ANNUAL REPORT      1

Financial Highlights
          Consolidated Net Income (in millions)
          Diluted Book Value Per Share
SYMETRA FINANCIAL 2007 ANNUAL REPORT      2

Letter to Stockholders
Randall H. Talbot, President and Chief Executive Officer
It has been more than three years since Symetra became an independent company. Three years filled with hard work and abundant opportunities. We have found our rhythm, and with it, a greater sense of who we are as a company.
That is why I want to spend some time talking about our vision. Not just a faraway dream of the company we want to become, but also of the formidable competitor we are today. A competitor that increased its sales, retained a strong capital position and, most importantly, grew profitably by helping people reach for great things.
The great things we do have a foundation in our new vision statement, which you will find on page 1 of this report. I have a strong belief in this vision. Not just because it reflects my own values, but because I believe the four key elements of our vision — trust, simplicity, promises and value — are and will be the drivers behind Symetra’s bright future.
Our vision is all about being a company our partners trust — an industry leader they look to for expertise and innovation to help them succeed. It is about striving to make sure our contracts and policies are completely transparent — simplicity that helps ensure our customers are clear about the value propositions in the products they buy from us. It is about building a strong, healthy company that will be here to keep its promises. And remembering that many of the promises we make today will far outlive our time at Symetra. It is about refusing to compete solely on price, preferring instead to earn customers by delivering value at a fair price.
It is about growing profitably by living our vision in the decisions we make every day.
Symetra has a lot to be proud of. Consolidated net income for 2007 was $167.3 million, a 5% increase over 2006. Net operating income was $154.8 million1 and operating return on average equity, or operating ROAE, was 11.2%2 for the 12 months ended December 31, 2007. We realized a 25% gain in total sales, growing from $748 million in 2006 to $932 million in 2007. It was also our first year of top-line growth as an independent company, with total revenues of $1.59 billion.
Our Group segment produced pre-tax operating income for the year of $91.6 million, compared to $68.1 million a year ago. It was an outstanding year, thanks to strong underwriting and pricing discipline and a 54% loss ratio. Historically, tough economic times and inflationary pressure can increase claims. We are closely monitoring our trends and expect over time to move closer to more normalized loss ratio levels.

[1]	Net operating income is a non-GAAP measure. Net operating income equals net income, less net realized investment gains of $10.9 million, net of tax, plus net realized and unrealized losses on FIA options of $(1.6) million, net of tax.

[2]	Operating ROAE is defined as net operating income divided by average stockholders’ equity excluding accumulated other comprehensive income.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      3

Letter to Stockholders (continued)
Stop loss — a market where we are a leader in both size and innovation — helps self-insured companies shoulder the financial responsibility of medical claims stemming from catastrophic illness or injury. Not all companies can afford major medical coverage for their employees, however, which is why we believe our Select Benefits product nicely complements stop loss. Select Benefits is designed to provide limited coverage at cost-effective prices.
Eight in 10 of our nation’s uninsured come from working families. In 70% of those families, one or more members work full-time; in another 11%, one or more work part-time.1 Limited benefit medical insurance is a viable (and valuable) solution for this untapped market. We continue to make investments that expand our sales and distribution capabilities for this line of business, which provides coverage and benefit cards that allow previously uninsured employees and their dependents to see doctors for routine and preventive medical care.
Retirement Services enjoyed robust sales, especially in the fourth quarter, where new sales were $262 million, compared to $141 million in the same quarter last year — an 86% increase. This is credited to the increasing market share within our growing list of bank partners, as well as to an increasingly receptive environment for fixed annuity sales that is benefiting from an upward-sloping yield curve. There is a more general demand for retirement portfolios as well, which are designed to generate a more predictable and reliable income stream and to minimize the impact of stock market volatility.
Pre-tax operating income for this segment was $34.2 million, down from $62.4 million in 2006. The decrease in earnings was largely driven by the anticipated runoff from two older blocks of annuities business, a situation that stabilized by year end.
Income Annuities had pre-tax operating income of $45.1 million in 2007, relatively flat from $45.8 million a year ago. This segment had an excellent year in sales, thanks in large measure to the growing interest in retirement income solutions. October 15, 2007 — the day America’s first baby boomer applied for Social Security — marked the beginning of what some are calling the “silver tsunami.” On January 1, 2008, some 10,000 Americans a day began turning 62 — a 70-million-strong flow of aging boomers that will continue unabated for the next 20 years.2 Having sold our first income product more than 45 years ago, we have an enviable decades-long head start in building products and features that I believe uniquely position Symetra as retirement income experts.
Pre-tax operating income for Individual was $58.7 million in 2007, compared to $66.4 million in the year prior. Individual sales also saw double-digit gains in new sales, up 41% to $13 million. Once again, this is a business segment that is benefiting from increased bank production. We made great strides with our single premium life insurance product, a simple wealth-transfer solution for consumers who plan to gift to heirs. Additionally, our bank owned life insurance (BOLI) product, specifically designed for small- to medium-sized institutions, brought in $46 million in new BOLI premiums.
On a final note, 2007 marked the 50th anniversary of our largest operating insurance affiliate, Symetra Life Insurance Company — five decades of making great things possible for our customers and our distribution partners. It was a good year, a fitting end to our first half-century of business. We look forward with great anticipation to the journey ahead.

[1]	“Facts on Health Insurance Coverage,” National Coalition on Health Care, 2008.

[2]	“Nation’s First Baby Boomer Files for Social Security Retirement Benefits — Online!” Social Security Press Office, October 15, 2007.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      4

Trust
We work hard every day to earn the trust of the partners who sell our products.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      5

Group Insurance
Stop Loss | Limited Benefit Medical Insurance | Life | Disability Income

M. Scott Taylor Senior Vice President, Group Division
Group had an outstanding 2007, generating the second most profitable year in its 48-year history — performance fueled by record new sales, up 25% over 2006. Pre-tax operating income for the year was $91.6 million, compared to $68.1 million in 2006 — a 35% improvement.
For the first time in several years, total premium showed a year-over-year increase, climbing to $392 million from $387 million in the year prior. These results are a tribute to the disciplined stop loss pricing and underwriting that have become our standard. Higher loss ratios forced many of our competitors to increase rates, narrowing the gap between their pricing and ours and improving our competitive position.
During the year, stop loss claims were significantly lower than target, contributing to our excellent results. Looking to 2008, we anticipate a potential increase in claims, particularly in the wake of recession or a spike in inflation. We will monitor these trends and, if necessary, take appropriate pricing and underwriting action.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      6

Group Insurance
Stop Loss | Limited Benefit Medical Insurance | Life | Disability Income

3.0	Million Insureds
$392.1	Million in Total Premiums
54%	Loss Ratio
Pre-Tax Operating Income (dollars in millions)
One of Group’s differentiating strengths is network pricing that reflects the health care delivery costs of specific networks. We significantly increased this strength through the April 2007 acquisition of Medical Risk Managers (MRM). MRM is a full- service managing general underwriter and health care consulting firm.
MRM has developed an innovative strategy for designing stop loss plans based on cutting-edge network pricing, efficient claims management and comprehensive risk analysis. Its capabilities nicely complement Symetra’s ability to customize stop loss plans for policyholders, brokers, third-party administrators and health care networks.
As we move into 2008, we are seeing increasing opportunity within the worksite market. Because this market is important to Symetra, we are taking significant steps to improve our worksite products, administration and distribution, and intend to undertake initiatives to form new partnerships with several major worksite producers for the purpose of marketing Symetra products.
Select Benefits, our limited benefit medical insurance targeting America’s 47 million uninsured, continues to be a highly profitable product for us. In 2007, this line generated $34.9 million in premiums. We intend to expand the sales force dedicated to this product in order to increase our opportunities in 2008. Additionally, our life and disability income products grew and were profitable in 2007. We plan to enhance our sales distribution with the addition of experienced life and disability field representatives.
Going forward, we believe Group is well positioned — in terms of products, service and people — for disciplined growth in 2008.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      7

Simplicity
We build transparency into every product, so our customers understand what they own.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      8

Life & Annuities
Retirement Services | Income Annuities | Individual

Richard J. Lindsay Senior Vice President, Life & Annuities Division
In 2007, all three Life & Annuities businesses enjoyed double-digit gains in new business sales — 21% for Retirement Services, 45% for Income Annuities and 41% for Individual. Gains were largely fueled by enhanced product offerings and stronger relationships within our worksite and financial institutions distribution channels.
It was a year in which we strengthened our sales and marketing functions to hold more Symetra employees directly accountable for sales results. We are also working to enhance marketing and sales execution at the point of sale, and deepening sales penetration within existing key relationships.
Looking to 2008, we believe Symetra will continue to benefit from the broad portfolio of premium- and deposit-based products offered through these three business segments — a balance that creates a distinct competitive advantage that allows us to retain our pricing and underwriting discipline in a volatile marketplace.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      9

Life & Annuities (continued)
Retirement Services

$ 5.5	Billion in Account Value
140,000	Contracts
$ 692.3	Million in New Deposits
Pre-Tax Operating Income (dollars in millions)
Retirement Services
Fixed Deferred Annuities | Variable Deferred Annuities | Retirement Plans
Retirement Services continues to benefit from prior-year investments in sales and distribution, leading to an increase in new deposits to $692.3 million, compared to $573.2 million in 2006. New fourth-quarter deposits surpassed $250 million for the first time since 2001. We also entered into several new large bank relationships.
Offsetting new business was a decline in total assets, resulting from the anticipated maturation of two older blocks of annuity business that were free of surrender charges. This outflow impacted pre-tax operating income, which was $34.2 million in 2007, compared to $62.4 million in the year prior. The runoff substantially stabilized in the fourth quarter of 2007, as the window for surrendering without charges passed for two large blocks of annuities.
The upward momentum in new sales was helped by the launch of our new Custom 5 Fixed Annuity, a straightforward product with a choice of rate guarantees and renewal rate certainty. We also developed or enhanced several fixed annuity products for our core bank distribution partners.
In 2007, our product management team renewed its focus on improving operational efficiencies and driving key product initiatives through target distribution channels. We laid the groundwork to consolidate multiple legacy systems. Coupled with new operational efficiencies, these improvements allowed us to process 48% more annuity applications, issue 35% more annuity contracts and process 10% more remittances — all with virtually no increases in staff or expenses in these areas.
Looking to 2008, we will continue to create innovative financial products targeting the retirement funding needs of Americans. By matching retirement-focused products with our increasingly powerful distribution partners, we believe we are well positioned for asset, revenue and earnings growth.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      10

Life & Annuities (continued)
Income Annuities

$ 6.9	Billion in GAAP Reserves
56,000	Contracts
$ 140.2	Million in New Deposits
Pre-Tax Operating Income (dollars in millions)
Income Annuities
Retirement Income Annuities | Structured Settlements | Funding Services
In 2007, our Income Annuities segment earned pre-tax operating income of $45.1 million, slightly less than the $45.8 million earned in 2006. Gains made earlier in the year were offset by mortality losses and lower realized capital gains in the fourth quarter.
The year’s biggest story was sales. While fixed immediate annuity sales throughout the entire United States increased 11.5% to $6.8 billion* in 2007 compared to 2006, our own sales increased 32.4% during that same period.
Increased production was the direct result of stronger positioning with key relationships, fueled by ongoing efforts to position Symetra as the go-to company for retirement income expertise, innovative solutions and easy-to-use tools.
In 2008, activity will continue to focus on delivering products responsive to an aging population’s growing desire for “longevity insurance,” as well as enhanced sales tools for financial advisors focused on managing their clients’ total portfolios. We are also developing online tools that allow advisors to quickly and easily demonstrate a variety of income solutions to clients.
Although structured settlement sales are below historical levels, we remain a committed provider within that industry. Sales were up slightly over 2006, as we continued to maintain a presence and work with our longtime distribution partners.
For settlement clients experiencing life changes, Funding Services offers quality options for exchanging a portion of future benefits for an immediate lump sum. In 2007, this operation enjoyed solid financial results and good reviews from clients.

*	LIMRA, NAVA Conference, February 2008.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      11

Life & Annuities (continued)
Individual

$52.1	Billion in Insurance in Force
273,000	Policies in Force
$138.4	Million in Total Premium
Pre-Tax Operating Income (dollars in millions)
Individual
Term Life | Universal Life | Variable Life | Single Premium Life
Bank Owned Life Insurance | Worksite Life
For Individual, pre-tax operating income was $58.7 million, compared to $66.4 million in 2006.
Claims were well within our pricing assumptions, but up slightly from the two prior years, during which we enjoyed very low claims experience. We continue to benefit from our history of consistent and disciplined underwriting. Net investment income was up for the year, due in large part to higher yields and an overall increase in average invested assets.
The big news for this segment was in new business sales, which climbed 41% between 2006 and 2007. This was largely attributable to our redesigned product for the bank owned life insurance market, which yielded total premium of $46 million in 2007, a great result. We also gained traction with our newly enhanced single premium life product — a simple wealth-transfer tool well suited to the needs of the middle-market consumers served by financial institutions.
In 2007, improvements to our administrative processes continued, highlighted by the implementation of an automated system for reinsurance administration. Looking to 2008, we believe we are well positioned with product and distribution that will attract new sales through banks, advisors, general agencies and specialty markets. Disciplined expense control will always play an important role.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      12

Promises
We never forget that each product we sell represents a promise.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      13

Enterprise Risk Management

Roger F. Harbin Executive Vice President and Chief Operating Officer
When our customers purchase a Symetra product, they trust us to keep our promises. Promises to help generate a lifetime of reliable retirement income. To be there with a financial safety net when a loved one dies too soon. To help their self-insured business shoulder the financial responsibility of an employee’s catastrophic illness.
Underlying each of these promises is our customers’ trust that we will protect their sensitive and private information. That usually includes Social Security numbers, but each year, thousands of customers also entrust us with their personal health and financial information. Symetra takes this responsibility seriously, putting into action a risk management plan that devotes significant time and effort to safeguarding private information.
Identity theft and consumer fraud are the fastest-growing crimes in our country. According to the most recent report from the Federal Trade Commission, 8.3 million U.S. adults discovered they were victims of some form of identity theft in 2005.1 In most cases, these incidents involved charges to an existing credit account; problems that were easily corrected with a few phone calls and no out-of-pocket expenses.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      14

Enterprise Risk Management (continued)
However, 1.8 million Americans suffered more serious consequences when one or more new credit accounts were opened in their names. In the worst cases, consumers spend hundreds of hours tracking down fraudulent charges and repairing damaged credit records. Victims have had utilities cut off in their homes; have been harassed by collection agencies; and have been denied new credit or loans. Some have even been subjected to criminal investigation or civil suits.
Businesses also pay a price — in both dollars and reputation.
If identity theft results from a breach of security, companies are now required at the minimum to notify consumers and to cover the costs of obtaining and correcting credit reports. In addition, companies may be required to publicly announce the breach. In cases where thousands of customer records are compromised, companies can spend millions correcting problems and incur incalculable losses in terms of damaged credibility, brand and market position.
Given the high expectations of our customers and the severe consequences of a security breach, Symetra takes extensive measures to protect private data. These include safeguarding data in secure data centers equipped with intrusion protection and encryption technology. We also limit access to private information only to those employees who need it, and then to only the specific data required to complete the task. Where appropriate, we mask Social Security numbers so that only a portion is displayed. We continually test our security practices and systems to ensure that our defenses are working as designed.
Most importantly, we make sure our employees are aware of the risks involved in handling private information and that they exercise appropriate care. Employees are trained to keep access passwords confidential, to shut down terminals when stepping away, to be aware of anyone who could be looking over their shoulders, to keep desks clean and to keep papers containing private data locked away when not in use.
We do these things because for the customers who purchase our products, trust is the foundation of every promise we make.

[1]	“2006 Identity Theft Survey Report,” Federal Trade Commission, November 2007.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      15

Value
We earn our reputation by putting our 50 years of experience to work in helping people safeguard their dreams with solutions that deliver value.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      16

Financials

Margaret A. Meister Executive Vice President and Chief Financial Officer
It is easy to be disciplined in down markets. It is much harder to stay true to pricing and asset management principles in the heady times of up markets. Symetra stayed true, and our reward is a solid balance sheet and strong capital ratios to fuel future growth.
Despite weakening financial markets in the fourth quarter, Symetra increased diluted book value, including dividends, by 10.3% during 2007, to $13.58 per share1 as of December 31, 2007. Our diluted book value per share reflects a 7.7-for-1 stock dividend (equivalent to an 8.7-for-1 stock split) in October 2007.
We continue to carry modest goodwill and other intangible asset balances. However, these asset balances did increase in 2007, with our very successful MRM acquisition and higher volume of sales increasing our deferred policy acquisition cost asset.
We work closely with our investment advisors, White Mountains Advisors LLC and Prospector Partners LLC, to ensure that we have a high-quality investment portfolio that is appropriately structured to support our varied lines of business. Our portfolio consists largely of high-quality, fixed maturity securities, commercial mortgage loans and short-term securities. The average rating for our fixed maturity bonds is A.
Careful asset management over the past several years has positioned us well in the current mortgage crisis, which began to make headlines in 2007. The vast majority of our mortgage-backed securities are classified as prime. Approximately $1.8 million are classified as subprime and another $209.7 million are classified as Alt-A, representing 0.04% and 4.7%, respectively, of our total mortgage-backed securities and 0.01% and 1.2% of our investment portfolio.
All of our subprime and Alt-A securities are rated AAA by either S&P or Moody’s, and 98% of these securities were issued during the last five years. We do not own any residential collateralized debt obligations.
Symetra paid stockholders a special cash dividend of $200 million on October 19, 2007. The dividend was funded by a portion of 2007 earnings and the proceeds of our $150 million Capital Efficient Notes (CENts) debt offering in October 2007. This debt offering allowed us to further optimize our capital structure, while also ensuring that we have sufficient capital to grow organically through acquisitions, should opportunities arise. Our debt-to-capital ratio, excluding accumulated other comprehensive income (AOCI), was 25.7%.
Our resolve to keep Symetra’s balance sheet clean in both up markets and down markets reflects our commitment to our vision for moving the company forward.

[1]	For a calculation of this measure, please see page 22.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      17

Financials
Consolidated Balance Sheets
(in millions, except share and per share amounts)

	Year Ended December 31,
	2007	2006

Assets:
Investments:
Available-for-sale securities:
Fixed maturities, at fair value (amortized cost: $15,644.2 and $16,086.6, respectively)	$15,599.9	$16,049.9
Marketable equity securities, at fair value (cost: $174.7 and $171.0, respectively)	200.8	201.7
Mortgage loans	845.5	794.3
Policy loans	77.2	79.2
Short-term investments	10.9	48.9
Investments in limited partnerships	158.8	112.6
Other invested assets	11.9	18.7

Total investments	16,905.0	17,305.3

Cash and cash equivalents	253.9	253.2
Restricted funds	10.0	—
Accrued investment income	194.5	206.7
Accounts receivable and other receivables	57.4	82.0
Reinsurance recoverables	253.9	238.8
Deferred policy acquisition costs	132.9	88.2
Goodwill	22.3	3.7
Current income tax recoverable	4.5	—
Deferred income tax assets, net	203.1	219.1
Property, equipment, and leasehold improvements, net	23.3	28.1
Other assets	34.2	16.3
Securities lending collateral	283.3	439.3
Separate account assets	1,181.9	1,233.9

Total assets	$19,560.2	$20,114.6

Liabilities and stockholders’ equity:
Funds held under deposit contracts	$15,562.0	$15,984.0
Future policy benefits	384.9	376.4
Policy and contract claims	110.9	119.5
Unearned premiums	11.5	11.7
Other policyholders’ funds	56.8	48.6
Notes payable	448.6	298.7
Current income taxes payable	—	2.6
Other liabilities	235.2	272.6
Securities lending payable	283.3	439.3
Separate account liabilities	1,181.9	1,233.9

Total liabilities	18,275.1	18,787.3

Common stock, $0.01 par value; 750,000,000 shares authorized; 92,646,295 shares issued and outstanding as of December 31, 2007 and 2006	0.9	0.9
Additional paid-in capital	1,165.5	1,165.5
Retained earnings	131.2	161.4
Accumulated other comprehensive loss, net of taxes	(12.5)	(0.5)

Total stockholders’ equity	1,285.1	1,327.3

Total liabilities and stockholders’ equity	$19,560.2	$20,114.6

SYMETRA FINANCIAL 2007 ANNUAL REPORT      18

Financials (continued)
Consolidated Statements of Income
(in millions, except per share amounts)

	Year Ended December 31,
	2007	2006	2005

Revenues:
Premiums	$530.5	$525.7	$575.5
Net investment income	973.6	984.9	994.0
Other revenues	68.7	56.1	58.6
Net realized investment gains	16.8	1.7	14.1

Total revenues	1,589.6	1,568.4	1,642.2

Benefits and expenses:
Policyholder benefits and claims	267.1	264.3	327.4
Interest credited	752.3	765.9	810.9
Other underwriting and operating expenses	281.9	260.5	273.2
Interest expense	21.5	19.1	12.4
Amortization of deferred policy acquisition costs	18.0	14.6	11.9

Total benefits and expenses	1,340.8	1,324.4	1,435.8

Income from continuing operations before income taxes	248.8	244.0	206.4

Provision (benefit) for income taxes:
Current	62.8	92.4	22.2
Deferred	18.7	(7.9)	39.7

Total provision for income taxes	81.5	84.5	61.9

Income from continuing operations	167.3	159.5	144.5
Income from discontinued operations (net of taxes of $0, $0, and $0.5, respectively)	—	—	1.0

Net income	$167.3	$159.5	$145.5

Net income per common share from continuing operations:
Basic	$1.50	$1.43	$1.29
Diluted	$1.50	$1.43	$1.29

Net income per common share:
Basic	$1.50	$1.43	$1.30
Diluted	$1.50	$1.43	$1.30

Weighted-average number of common shares outstanding
Basic	111.622	111.622	111.622
Diluted	111.622	111.622	111.622
SYMETRA FINANCIAL 2007 ANNUAL REPORT      19

Financials (continued)
Consolidated Statements of Changes in Stockholders’ Equity
(in millions)

				Accumulated
				Other	Total
	Common	Additional	Retained	Comprehensive	Stockholders’
	Stock	Paid-in Capital	Earnings	Income (Loss)	Equity

Balances at January 1, 2005	$0.9	$1,165.5	$(43.6)	$312.9	$1,435.7
Comprehensive loss, net of taxes:
Net income	—	—	145.5	—	145.5
Other comprehensive loss, net of taxes:
Net unrealized losses on investment securities (net of tax: $[95.0])	—	—	—	(176.3)	(176.3)

Total comprehensive loss, net of tax					(30.8)

Balances at December 31, 2005	$0.9	$1,165.5	$101.9	$136.6	$1,404.9

Balances at January 1, 2006	$0.9	$1,165.5	$101.9	$136.6	$1,404.9
Comprehensive income, net of taxes:
Net income	—	—	159.5	—	159.5
Other comprehensive income, net of tax:
Net unrealized losses on investment securities (net of tax: $[75.4])	—	—	—	(140.0)	(140.0)
Derivatives qualifying as cash flow hedges (net of tax: $1.6)	—	—	—	2.9	2.9

Total comprehensive income, net of tax					22.4

Dividend distributions	—	—	(100.0)	—	(100.0)

Balances at December 31, 2006	$0.9	$1,165.5	$161.4	$(0.5)	$1,327.3

Balances at January 1, 2007	$0.9	$1,165.5	$161.4	$(0.5)	$1,327.3
Cumulative effect adjustment — upon adoption of SFAS No. 155 (net of tax: $[1.3])	—	—	2.5	(2.5)	—
Comprehensive income, net of taxes:
Net income	—	—	167.3	—	167.3
Other comprehensive income, net of tax:
Net unrealized losses on investment securities (net of tax: $[2.5])	—	—	—	(4.6)	(4.6)
Derivatives qualifying as cash flow hedges (net of tax: $[2.6])	—	—	—	(4.9)	(4.9)

Total comprehensive income, net of tax					157.8

Dividend distributions	—	—	(200.0)	—	(200.0)

Balances at December 31, 2007	$0.9	$1,165.5	$131.2	$(12.5)	$1,285.1

SYMETRA FINANCIAL 2007 ANNUAL REPORT      20

Financials (continued)
Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,
	2007	2006	2005

Cash flows from operating activities
Net income	$167.3	$159.5	$145.5
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized investment gains	(16.8)	(1.7)	(16.3)
Accretion of fixed maturity investments and mortgage loans	58.3	72.4	99.1
Accrued interest on accrual bonds	(38.5)	(43.4)	(45.4)
Amortization and depreciation	13.6	12.0	9.1
Deferred income tax provision (benefit)	18.7	(7.9)	40.0
Interest credited on deposit contracts	752.3	765.9	810.9
Mortality and expense charges and administrative fees	(94.1)	(91.2)	(89.2)
Changes in:
Accrued investment income	12.2	7.2	15.5
Deferred policy acquisition costs	(42.3)	(39.1)	(33.4)
Other receivables	17.2	(28.9)	(7.8)
Policy and contract claims	(8.6)	(16.1)	(17.5)
Future policy benefits	8.5	4.9	16.5
Unearned premiums	(0.2)	0.2	2.1
Accrued income taxes	(7.1)	28.8	(27.4)
Other assets and liabilities	(23.9)	(29.2)	(43.4)
Other, net	(2.8)	1.2	(0.5)

Total adjustments	646.5	635.1	712.3

Net cash provided by operating activities	813.8	794.6	857.8

Cash flows from investing activities
Purchases of:
Fixed maturities and equity securities	(2,646.3)	(1,759.2)	(2,908.2)
Other invested assets and investments in limited partnerships	(62.6)	(12.5)	(57.8)
Issuances of mortgage loans	(150.0)	(122.0)	(102.0)
Issuances of policy loans	(17.8)	(19.6)	(17.9)
Maturities, calls, paydowns and other	974.8	912.8	1,182.3
Purchase of subsidiary, net of cash received	(22.0)	—	—
Sales of:
Fixed maturities and equity securities	2,123.8	1,676.6	2,394.3
Other invested assets and investment in limited partnership	13.2	6.8	0.5
Repayments of mortgage loans	94.8	99.1	134.8
Repayments of policy loans	18.7	20.7	19.2
Net (increase) decrease in short-term investments	38.0	(41.5)	10.2
Purchases of property, equipment, and leasehold improvements	(2.2)	(3.2)	(34.6)
Other, net	—	(0.1)	(0.4)

Net cash provided by investing activities	362.4	757.9	620.4

Cash flows from financing activities
Policyholder account balances:
Deposits	820.0	660.5	444.3
Withdrawals	(1,884.3)	(2,016.0)	(1,972.6)
Repayment of notes payable	—	(300.0)	—
Proceeds from notes payable	149.8	298.7	—
Dividend distributions	(200.0)	(100.0)	—
Other, net	(61.0)	46.5	8.9

Net cash used in financing activities	(1,175.5)	(1,410.3)	(1,519.4)

Net increase (decrease) in cash and cash equivalents	0.7	142.2	(41.2)
Cash and cash equivalents at beginning of period	253.2	111.0	148.8
Plus: Cash and cash equivalents at beginning of period, discontinued operations	—	—	3.4

Cash and cash equivalents at end of period	$253.9	$253.2	$111.0

Supplemental disclosures of cash flow information
Net cash paid during the year for:
Interest	$18.5	$17.8	$12.0
Income taxes	69.6	62.8	59.8
Non-cash transactions during the year:
Investments in limited partnerships and capital obligation incurred	20.0	19.9	31.6
SYMETRA FINANCIAL 2007 ANNUAL REPORT      21

Financials (continued)
Book Value Per Share
(in millions, except per share amounts)

	Year Ended December 31,
	2007	2006	2005

Basic book value per share
Numerator:
Stockholders’ equity	$1,285.1	$1,327.3	$1,404.9
Accumulated other comprehensive income (loss) (AOCI)	(12.5)	(0.5)	136.6

Stockholders’ equity, excluding AOCI[1]	1,297.6	1,327.8	1,268.3

Denominator:
Basic common shares outstanding	92.646	92.646	92.646

Book value per share	$14.01	$14.33	$13.69
Dividend per share, cumulative	$2.69	$0.90	$—

Diluted book value per share
Numerator:
Stockholders’ equity, excluding AOCI[1]	$1,297.6	$1,327.8	$1,268.3
Assumed proceeds from exercise of warrants	218.1	218.1	218.1

Adjusted stockholders’ equity, including warrants	1,515.7	1,545.9	1,486.4

Denominator:
Common shares outstanding	92.646	92.646	92.646
Warrants outstanding[2]	18.976	18.976	18.976

Diluted common shares outstanding	111.622	111.622	111.622

Book value per share	$13.58	$13.85	$13.32
Dividend per share, cumulative	$2.69	$0.90	$—

[1]	Stockholder’s equity, excluding AOCI reveals trends that may be obscured by the effect of unrealized gains and losses. The Company feels that this is a valuable measure because it helps eliminate certain economic developments for which the nature and timing are unrelated to the insurance and underwriting aspects of the Company’s business.

[2]	Dividend participating warrants.
SYMETRA FINANCIAL 2007 ANNUAL REPORT      22

Financials (continued)
Segment Information
The primary measure that management uses to evaluate segment profitability is segment pretax income, which is calculated by adjusting income from continuing operations before federal income taxes and discontinued operations to exclude net realized investment gains (losses), and for the Retirement Services’ segment to include the net realized investment gains (losses) on fixed index annuities (FIA) options.
When evaluating segment pre-tax operating income in the Retirement Services’ segment, management includes the realized and unrealized investment gains (losses) from options related to a FIA hedging program. This program consists of buying S&P 500 Index call options. The Company uses index options to hedge the equity return component of FIA products.
These options do not qualify as hedge instruments or for hedge accounting treatment. The realized and unrealized gain (losses) from the options is recorded in net realized investment gains (losses). Since the interest incurred on the Company’s FIA products is included as a component of interest credited, it is more meaningful to evaluate results inclusive of the results of the hedge program.
The Company allocates capital and related investment income to each segment using a risk-based capital formula.
The following tables present selected financial information by segment and reconcile segment pre-tax operating income to amounts reported in the Consolidated Statements of Income.
Segment Earnings for the Year 2007
(in millions)

	Year Ended December 31, 2007
		Retirement	Income
	Group	Services	Annuities	Individual	Other	Total

Revenues:
Premiums	$392.1	$—	$—	$138.4	$—	$530.5
Net investment income	18.1	244.3	439.3	244.1	27.8	973.6
Other revenue	15.2	24.5	0.8	15.0	13.2	68.7
Net realized investment gains (losses)	(0.1)	(9.8)	23.0	(1.5)	5.2	16.8

Total revenues	425.3	259.0	463.1	396.0	46.2	1,589.6

Benefits and expenses:
Policyholder benefits and claims	213.1	(8.3)	—	62.3	—	267.1
Interest credited	—	165.5	371.5	216.3	(1.0)	752.3
Other underwriting and operating expenses	112.3	69.1	22.4	57.7	20.4	281.9
Interest expense	—	—	—	—	21.5	21.5
Amortization of deferred policy acquisition costs	8.4	6.0	1.1	2.5	—	18.0

Total benefits and expenses	333.8	232.3	395.0	338.8	40.9	1,340.8

Segment pre-tax income	91.5	26.7	68.1	57.2	5.3	248.8
Less: Net realized investment gains (losses)	(0.1)	(9.8)	23.0	(1.5)	5.2	16.8
Add: Net realized and unrealized losses on FIA options	—	(2.3)	—	—	—	(2.3)

Segment pre-tax operating income	$91.6	$34.2	$45.1	$58.7	$0.1	$229.7

As of December 31, 2007:
Total investments	$255.9	$3,976.0	$6,830.3	$4,299.6	$1,543.2	$16,905.0
Separate account assets	—	1,059.3	—	122.6	—	1,181.9
Total assets	385.3	5,337.0	7,132.5	4,818.9	1,886.5	19,560.2
SYMETRA FINANCIAL 2007 ANNUAL REPORT      23

Financials (continued)
Segment Earnings for the Year 2006
(in millions)

	Year Ended December 31, 2006
		Retirement	Income
	Group	Services	Annuities	Individual	Other	Total

Revenues:
Premiums	$387.3	$0.1	$—	$138.3	$—	$525.7
Net investment income	18.0	269.8	439.0	232.8	25.3	984.9
Other revenue	10.2	22.8	0.8	12.9	9.4	56.1
Net realized investment gains (losses)	(0.1)	(17.0)	16.8	(3.8)	5.8	1.7

Total revenues	415.4	275.7	456.6	380.2	40.5	1,568.4

Benefits and expenses:
Policyholder benefits and claims	230.8	(16.5)	—	50.0	—	264.3
Interest credited	—	186.2	371.8	208.2	(0.3)	765.9
Other underwriting and operating expenses	105.7	61.7	21.6	57.4	14.1	260.5
Interest expense	—	—	—	—	19.1	19.1
Amortization of deferred policy acquisition costs	10.9	1.1	0.6	2.0	—	14.6

Total benefits and expenses	347.4	232.5	394.0	317.6	32.9	1,324.4

Segment pre-tax income	68.0	43.2	62.6	62.6	7.6	244.0
Less: Net realized investment gains (losses)	(0.1)	(17.0)	16.8	(3.8)	5.8	1.7
Add: Net realized and unrealized gains on FIA options	—	2.2	—	—	—	2.2

Segment pre-tax operating income	$68.1	$62.4	$45.8	$66.4	$1.8	$244.5

As of December 31, 2006:
Total investments	$168.7	$4,443.3	$6,967.9	$4,074.9	$1,650.5	$17,305.3
Separate account assets	—	1,115.5	—	118.4	—	1,233.9
Total assets	300.1	5,905.0	7,273.4	4,601.7	2,034.4	20,114.6
SYMETRA FINANCIAL 2007 ANNUAL REPORT      24

Financials (continued)
Segment Earnings for the Year 2005
(in millions)

	Year Ended December 31, 2005
		Retirement	Income			Continuing	Discontinued
	Group	Services	Annuities	Individual	Other	Operations	Operations	Total

Revenues:
Premiums	$438.3	$0.1	$—	$137.1	$—	$575.5	$—	$575.5
Net investment income	19.3	292.8	441.4	222.6	17.9	994.0	0.2	994.2
Other revenue	11.8	23.2	0.5	14.0	9.1	58.6	—	58.6
Net realized investment gains (losses)	(0.1)	(17.1)	17.4	1.3	12.6	14.1	2.2	16.3

Total revenues	469.3	299.0	459.3	375.0	39.6	1,642.2	2.4	1,644.6

Benefits and expenses:
Policyholder benefits and claims	296.0	(25.7)	—	57.1	—	327.4	—	327.4
Interest credited	—	211.5	392.5	206.9	—	810.9	—	810.9
Other underwriting and operating expenses	115.3	62.6	19.4	61.4	14.5	273.2	0.8	274.0
Interest expense	—	—	—	—	12.4	12.4	—	12.4
Amortization of deferred policy acquisition costs	10.5	0.1	0.3	1.0	—	11.9	—	11.9

Total benefits and expenses	421.8	248.5	412.2	326.4	26.9	1,435.8	0.8	1,436.6

Segment pre-tax income	47.5	50.5	47.1	48.6	12.7	206.4	1.6	208.0
Less: Net realized investment gains (losses)	(0.1)	(17.1)	17.4	1.3	12.6	14.1	2.2	16.3
Add: Net realized and unrealized losses on FIA options	—	(4.4)	—	—	—	(4.4)	—	(4.4)

Segment pre-tax operating income	$47.6	$63.2	$29.7	$47.3	$0.1	$187.9	$(0.6)	$187.3

As of December 31, 2005:
Total investments	$137.8	$5,096.0	$7,276.3	$4,130.5	$1,692.2	$18,332.8	$—	$18,322.8
Separate account assets	—	1,074.5	—	114.3	—	1,188.8	—	1,188.8
Total assets	242.7	6,526.2	7,452.0	4,638.6	2,120.6	20,980.1	—	20,980.1
SYMETRA FINANCIAL 2007 ANNUAL REPORT      25

Company Information

BOARD OF DIRECTORS
David T. Foy, Chairman
Executive Vice President
and Chief Financial Officer,
White Mountains Insurance Group, Ltd.
Lois W. Grady
Executive Vice President (retired),
Hartford Life Insurance Co.
Sander M. Levy
Managing Director,
Vestar Capital Partners
Robert R. Lusardi
President and Chief Executive Officer,
White Mountains Financial Services LLC
David I. Schamis
Managing Director,
JC Flowers & Co. LLC
Lowndes A. Smith
Managing Partner,
Whittington Gray Associates
Randall H. Talbot
President and Chief Executive Officer,
Symetra Financial Corporation
OFFICERS
Symetra Financial Corporation
Randall H. Talbot
President and Chief Executive Officer
Roger F. Harbin
Executive Vice President
and Chief Operating Officer
Margaret A. Meister
Executive Vice President
and Chief Financial Officer
Jennifer V. Davies
Senior Vice President,
Enterprise Development
George C. Pagos
Senior Vice President, General Counsel and Secretary
Tommie D. Brooks
Vice President and Chief Actuary
Christine A. Katzmar
Vice President, Human Resources
Troy J. Olson-Blair
Vice President, Information Technology
Symetra Life Insurance Company
SENIOR VICE PRESIDENTS
Allyn D. Close
General Agency and Advisor Distribution
Roderick J. Halvorson
Financial Institutions Distribution
Richard J. Lindsay
Life & Annuities Division
Patrick B. McCormick
Distribution
M. Scott Taylor
Group Division
VICE PRESIDENTS
Colin M. Elder
Mortgage Loans
Robert A. Frary
Group Worksite Sales
Michael W. Fry
Group Division
John E. Galaviz
Finance
Laurie A. Hubbard
Director of Tax
Michele M. Kemper
Chief Compliance Officer
Richard J. Lyons
Group/TPA Distribution
Michael E. Madden
Individual
Linda C. Mahaffey
Life & Annuities
David E. Manning
Group Underwriting
Kimberly E. McSheridan
Income Annuities
Colleen M. Murphy
Controller
James D. Pirak
Marketing and Investor Relations
Craig J. Schmidt, MD
Medical
John R. Warren Jr.
General Agency and
Advisor Distribution
Medical Risk Managers Inc.
Michael R. McLean
President
Symetra Administrative Services Inc.
Bruce G. Flunker
President
Symetra Investment Services Inc.
Bridget M. Burgess
President and Chief
Operating Officer
Joanne M. Salisbury
Vice President and Chief
Compliance Officer
Clearscape Funding Corporation
Lydia M. Flora
Vice President

SYMETRA FINANCIAL 2007 ANNUAL REPORT      26

Company Information (continued)

CORPORATE OFFICE
Symetra Financial
Symetra Financial Center
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004
Phone: 1-800-SYMETRA (796-3872)
Fax: (425) 256-5028
www.symetra.com
HOME OFFICES
Symetra Life Insurance Company
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004
(425) 256-8000
1-800-SYMETRA (796-3872)
First Symetra National Life Insurance
Company of New York
330 Madison Ave., 9th Floor
New York, NY 10017
(425) 256-8000
1-800-SYMETRA (796-3872)
Employee Benefit Consultants Inc.
9275 N. 49th St., Suite 300
Milwaukee, WI 53223
(414) 365-4600
1-800-545-6036
Medical Risk Managers
1170 Ellington Road
South Windsor, CT 06074
1-800-732-3248
Symetra Investment Services Inc.
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004
(425) 256-6300
1-800-469-7667
FIELD OFFICES
Austin
11782 Jollyville Road, Suite 105A
Austin, TX 78759
(512) 219-4002
Bethel Park
2000 Oxford Drive, Suite 490
Bethel Park, PA 15102
(412) 831-6483
1-800-332-1172
Boston
50 Congress St., Suite 420
Boston, MA 02109
(617) 725-1200
1-800-545-6036
Cincinnati
463 Ohio Pike, Suite 307
Cincinnati, OH 45255
(513) 528-3900
1-866-588-3852
Exton
One East Uwchlan Ave., Suite 303
Exton, PA 19341
(610) 363-1255
1-877-873-8593
Indianapolis
3600 Woodview Terrace, Suite 301
Indianapolis, IN 46268
(317) 875-3798
1-877-867-4639
Itasca
500 Park Blvd., Suite 1245
Itasca, IL 60143
(630) 250-0621
1-800-782-4609
Lake Oswego
One Centerpointe Drive, Suite 530
Lake Oswego, OR 97035
(503) 624-1608
1-866-588-3856
Miami
7300 Corporate Center Drive, Suite 205
Miami, FL 33126
(305) 715-6100
1-800-352-0042
Norcross
3740 Davinci Court, Suite 350
Norcross, GA 30092
(678) 728-1550
1-800-746-6246
Plano
The Atrium at Collin Ridge
500 N. Central Expy., Suite 250
Plano, TX 75074
(972) 633-1800
1-866-230-6013
San Diego
Pacific Center I
1455 Frazee Road, Suite 310
San Diego, CA 92108
(619) 497-1340
1-800-396-6214
South Windsor
1170 Ellington Road, Suite 100
South Windsor, CT 06074
(860) 291-6600
1-866-434-4394
INVESTOR INQUIRIES
Jim Pirak
Vice President,
Marketing and Investor Relations
Symetra Financial
(425) 256-8284
jim.pirak@symetra.com
ANNUAL INVESTOR MEETING
Wednesday, May 14, 2008, 1:30 p.m.
(Eastern time)
The Benjamin Hotel
Morrison Room
125 East 50th St.
New York, NY 10022
INDEPENDENT AUDITORS
Ernst & Young LLP
999 Third Ave., Suite 3500
Seattle, WA 98104
INVESTMENT ADVISORS
White Mountains Advisors LLC
2614 Boston Post Road, Suite 34A
Guilford, CT 06437
Prospector Partners LLC
The Webster Memorial Building
36 Trumball St.
Hartford, CT 06103
2007 statutory financial information for the insurance subsidiaries can be found on our Web site at
www.symetra.com/aboutus/financials.asp.

Design: Phinney Bischoff Design House, Seattle	SYMETRA FINANCIAL 2007 ANNUAL REPORT 27

Symetra Financial
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004-5135
1-800-SYMETRA (796-3872)
www.symetra.com
Symetra Financial Corporation provides retirement plans, employee benefits, life insurance and annuities through a national network of independent advisors and agents. Headquartered in Bellevue, Wash., Symetra’s insurance company subsidiaries have nearly $20 billion in assets. For more information, visit www.symetra.com.
Symetra® and the Symetra Financial logo are registered service marks of Symetra Life Insurance Company.
Reach for great thingsSM is a service mark of Symetra Life Insurance Company.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING SYMETRA INVESTOR RELATIONS AT (425) 256-8284.